# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Madison Square Garden Entertainment Corp., CIK 0001952073
CUSIP: 558256103
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, NEW YORK, New York (NY), 10121
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-23-005067
Filed by CIK 0001603466

## Reporting persons
- Point72 Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,239,248; sole dispositive power 0; shared dispositive power 2,239,248; aggregate amount beneficially owned 2,239,248 (5.5% of the class)
  Comment: Includes 400,000 shares of Class A Common Stock issuable upon exercise of options. The information set forth on this cover page reflects information as of the close of business on February 13, 2025. As of December 31, 2024, the Reporting Persons may have been deemed to beneficially own 1,842,640 shares of Class A Common Stock (including 400,000 shares of Class A Common Stock issuable upon exercise of options), representing 4.4% of the Class A Common Stock outstanding as of such time.
- Point72 Capital Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,239,248; sole dispositive power 0; shared dispositive power 2,239,248; aggregate amount beneficially owned 2,239,248 (5.5% of the class)
  Comment: Includes 400,000 shares of Class A Common Stock issuable upon exercise of options. The information set forth on this cover page reflects information as of the close of business on February 13, 2025. As of December 31, 2024, the Reporting Persons may have been deemed to beneficially own 1,842,640 shares of Class A Common Stock (including 400,000 shares of Class A Common Stock issuable upon exercise of options), representing 4.4% of the Class A Common Stock outstanding as of such time.
- Steven A. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,239,248; sole dispositive power 0; shared dispositive power 2,239,248; aggregate amount beneficially owned 2,239,248 (5.5% of the class)
  Comment: Includes 400,000 shares of Class A Common Stock issuable upon exercise of options. The information set forth on this cover page reflects information as of the close of business on February 13, 2025. As of December 31, 2024, the Reporting Persons may have been deemed to beneficially own 1,842,640 shares of Class A Common Stock (including 400,000 shares of Class A Common Stock issuable upon exercise of options), representing 4.4% of the Class A Common Stock outstanding as of such time.

## Item 1. Issuer
Name of issuer: Madison Square Garden Entertainment Corp.
Address of issuer's principal executive offices: Two Pennsylvania Plaza, New York NY 10121

## Item 2. Person Filing
Name of person filing: This statement is filed by: (i) Point72 Asset Management, L.P. ("Point72 Asset Management") with respect to the shares of Class A common stock, par value $0.01 per share ("Class A Common Stock"), of Madison Square Garden Entertainment Corp. held by (and underlying options held by) Point72 Associates, LLC, an investment fund it manages ("Point72 Associates"); (ii) Point72 Capital Advisors, Inc. ("Point72 Capital Advisors Inc.") with respect to shares of Class A Common Stock held by (and underlying options held by) Point72 Associates; and (iii) Steven A. Cohen ("Mr. Cohen") with respect to shares of Class A Common Stock beneficially owned by Point72 Asset Management and Point72 Capital Advisors Inc.
Address of principal business office or, if none, residence: The address of the principal business office of Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.
Citizenship: Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Mr. Cohen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on February 13, 2025.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own directly no shares of Class A Common Stock. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by Point72 Associates. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc. The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class A Common Stock reported herein.
Percent of class: 5.5
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on February 13, 2025.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on February 13, 2025.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on February 13, 2025.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on February 13, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Point72 Associates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding shares of Class A Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Point72 Asset Management, L.P.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (02/14/2025)
- Point72 Capital Advisors, Inc.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (02/14/2025)
- Steven A. Cohen: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (02/14/2025)